UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC File Number: 000-35141

CUSIP Number: 759757 10 7

(Check one): [_] Form 10-K [_] Form 20-F [_] Form 11-K  [X] Form 10-Q [_] Form 10-D [_] Form N-SAR [_] Form N-CSR

For Period Ended: March 31, 2016

[_] Transition Report on Form 10-K

[_] Transition Report on Form 20-F

[_] Transition Report on Form 11-K

[_] Transition Report on Form 10-Q

[_] Transition Report on Form N-SAR

For the Transition Period Ended: __________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION

Rennova Health, Inc.

Full Name of Registrant

Former Name if Applicable

400 South Australian Avenue, Suite 800

Address of Principal Executive Office (Street and Number)

West Palm Beach, FL 33401

City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

As previously disclosed in filings with the Securities and Exchange Commission (the “SEC”), on May 16, 2016, after review and consideration of the impact of the errors described below, the Audit Committee of the Board of Directors, after consultation with Green & Company, CPAs, the Company's independent registered public accounting firm, concluded that the Company's financial statements for the fiscal year ended December 31, 2015 (“2015 Financial Statements”), can no longer be relied upon as being in compliance with generally accepted accounting principles. Accordingly, the Company will restate the 2015 Financial Statements. In addition, press releases including financial information for the year ended December 31, 2015, Green & Company, CPAs’ report on the 2015 Financial Statements, and any other communications describing the Company's 2015 Financial Statements, can no longer be relied upon.

The Company has determined that it did not correctly record, as of December 31, 2015, $1.2 million in stock issued to its financial adviser related to the merger between the Company and Medytox Solutions, Inc. as of December 31, 2015 and incorrectly recorded $0.5 million in general and administrative costs related to the merger that should have increased goodwill related to the merger. Correction of these errors had the following effects on the Company’s 2015 Financial Statements:

•	An increase in impairment of goodwill and intangibles of $1.7 million,
•	A decrease in general and administrative expenses of $0.5 million,
•	A decrease in net income of $1.2 million,
•	An increase in additional paid-in capital of $1.2 million, and
•	A decrease in accumulated deficit of $1.2 million.

Due to the foregoing reasons, we are unable to file the Form 10-Q for the quarter ended March 31, 2016 until after we file our amendment to our Form 10-K, which we intend to do as soon as reasonably practicable.

PART IV -- OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification.

Seamus Lagan	561	855-1626
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).	[X] Yes [_] No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?	[X] Yes [_] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Our results of operations for the quarter ended March 31, 2016, as compared to the comparable period in 2015, were set forth in our Current Report on Form 8-K filed on May 16, 2016.

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RENNOVA HEALTH, INC.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	May 17, 2016	By:	/s/ Seamus Lagan
Seamus Lagan
Chief Executive Officer

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